# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: WeRide Inc., CIK 0001867729
CUSIP: 950915108
Title of class of securities: Class A ordinary shares, par value US$0.00001 per share
Address of issuer's principal executive offices: 21st Floor, Tower A, No. 51, Luoxuan Road, Guangzhou, China (F4), 510005
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002056390

## Reporting persons
- Tony Xu Han: type of reporting person: individual (IN); citizenship or place of organization: China (F4); does not affirm membership in a group (box b); sole voting power 59,402,393; shared voting power 0; sole dispositive power 59,402,393; shared dispositive power 0; aggregate amount beneficially owned 59,402,393 (7.2% of the class)
  Comment: Note to Row (2)(b): The reporting person has entered into a nominating and support agreement with the issuer, Dr. Yan Li, and Alliance Ventures, B.V., which provides for Alliance Ventures, B.V. to appoint, remove, and replace two directors of the issuer subject to certain conditions. The reporting person expressly disclaims the existence of a group with Dr. Yan Li or Alliance Ventures, B.V.
  Note to Row (5), (7) and (9): Represents (i) 16,399,590 Class B ordinary shares held by Tonyhan Limited, (ii) 24,850,000 Class B ordinary shares held by Xu Han Limited, and (iii) 18,152,803 Class B ordinary shares Dr. Tony Xu Han has the right to acquire upon exercise of options within 60 days after December 31, 2024. Dr. Tony Xu Han holds 51% equity interests in Tonyhan Limited through Xu Han Limited, which is in turn 100% owned by Dr. Tony Xu Han. Dr. Tony Xu Han is also the sole director of Tonyhan Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Dr. Tony Xu Han may be deemed to beneficially own all of the shares of the issuer owned by each of Tonyhan Limited and Xu Han Limited. Each Class B ordinary share is convertible into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. The registered address of each of Tonyhan Limited and Xu Han Limited is Harkom Corporate Services Limited of Jayla Place, P.O. Box 216, Road Town, Tortola, VG1110, British Virgin Islands.
  Note to Row (11): The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by all of the issuer's issued and outstanding Class A ordinary shares and the reporting person's Class B ordinary shares, which can be converted into Class A ordinary shares, as of December 31, 2024.
  The shares beneficially owned by the reporting person represents 64.4% of the total outstanding voting power. The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power beneficially owned by all of the issuer's holders of Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2024 (taking into account the number of shares that the reporting person had the right to acquire upon exercise of options within 60 days after December 31, 2024). Each holder of the Class A ordinary share is entitled to one vote per share and each holder of the Class B ordinary share is entitled to 40 votes per share.
- Tonyhan Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); sole voting power 16,399,590; shared voting power 0; sole dispositive power 16,399,590; shared dispositive power 0; aggregate amount beneficially owned 16,399,590 (2.1% of the class)
  Comment: Note to Row 2(b): Dr. Tony Xu Han, who controls the reporting person, has entered into a nominating and support agreement with the issuer, Dr. Yan Li, and Alliance Ventures, B.V., which provides for Alliance Ventures, B.V. to appoint, remove, and replace two directors of the issuer subject to certain conditions. The reporting person expressly disclaims the existence of a group with Dr. Yan Li or Alliance Ventures, B.V.
  Note to Row (5), (7) and (9): Represents 16,399,590 Class B ordinary shares held by Tonyhan Limited. The registered address of Tonyhan Limited is Harkom Corporate Services Limited of Jayla Place, P.O. Box 216, Road Town, Tortola, VG1110, British Virgin Islands.
  Note to Row (11): The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by all of the issuer's issued and outstanding Class A ordinary shares and the reporting person's Class B ordinary shares, which can be converted into Class A ordinary shares, as of December 31, 2024.
  The shares beneficially owned by the reporting person represents 22.1% of the total outstanding voting power. The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power beneficially owned by all of the issuer's holders of Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2024 (taking into account the number of shares that the reporting person had the right to acquire upon exercise of options within 60 days after December 31, 2024). Each holder of the Class A ordinary share is entitled to one vote per share and each holder of the Class B ordinary share is entitled to 40 votes per share.
- Xu Han Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); sole voting power 24,850,000; shared voting power 0; sole dispositive power 24,850,000; shared dispositive power 0; aggregate amount beneficially owned 24,850,000 (3.1% of the class)
  Comment: Note to Row (2)(b): Dr. Tony Xu Han, who controls the reporting person, has entered into a nominating and support agreement with the issuer, Dr. Yan Li, and Alliance Ventures, B.V., which provides for Alliance Ventures, B.V. to appoint, remove, and replace two directors of the issuer subject to certain conditions. The reporting person expressly disclaims the existence of a group with Dr. Yan Li or Alliance Ventures, B.V.
  Note to Row (5), (7) and (9): Represents 24,850,000 Class B ordinary shares held by Xu Han Limited. The registered address of Xu Han Limited is Harkom Corporate Services Limited of Jayla Place, P.O. Box 216, Road Town, Tortola, VG1110, British Virgin Islands.
  Note to Row (11): The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by all of the issuer's issued and outstanding Class A ordinary shares and the reporting person's Class B ordinary shares, which can be converted into Class A ordinary shares, as of December 31, 2024.
  The shares beneficially owned by the reporting person represents 33.5% of the total outstanding voting power. The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power beneficially owned by all of the issuer's holders of Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2024 (taking into account the number of shares that the reporting person had the right to acquire upon exercise of options within 60 days after December 31, 2024). Each holder of the Class A ordinary share is entitled to one vote per share and each holder of the Class B ordinary share is entitled to 40 votes per share.

## Item 1. Issuer
Name of issuer: WeRide Inc.
Address of issuer's principal executive offices: 21st Floor, Tower A, No. 51, Luoxuan Road, Guangzhou, China, 510005

## Item 2. Person Filing
Name of person filing:
Tony Xu Han
Tonyhan Limited
Xu Han Limited
Address of principal business office or, if none, residence:
Tony Xu Han
21st Floor, Tower A, Guanzhou Life Science Innovation Center,
No. 51, Luoxuan Road, Guangzhou International Biotech Island,
Guangzhou, People's Republic of China

Tonyhan Limited
Jayla Place, P.O. Box 216,
Road Town, Tortola, VG1110,
British Virgin Islands

Xu Han Limited
Jayla Place, P.O. Box 216,
Road Town, Tortola, VG1110,
British Virgin Islands
Citizenship:
Tony Xu Han - People's Republic of China
Tonyhan Limited - British Virgin Islands
Xu Han Limited - British Virgin Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Tony Xu Han - 59,402,393*
Tonyhan Limited - 16,399,590**
Xu Han Limited - 24,850,000***

*Represents (i) 16,399,590 Class B ordinary shares held by Tonyhan Limited, a British Virgin Islands company, (ii) 24,850,000 Class B ordinary shares held by Xu Han Limited, a British Virgin Islands company, and (iii) 18,152,803 Class B ordinary shares Dr. Tony Xu Han has the right to acquire upon exercise of options within 60 days after December 31, 2024. Dr. Tony Xu Han holds 51% equity interests in Tonyhan Limited through Xu Han Limited, which is in turn 100% owned by Dr. Tony Xu Han. Dr. Tony Xu Han is also the sole director of Tonyhan Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Dr. Tony Xu Han may be deemed to beneficially own all of the shares of the issuer owned by each of Tonyhan Limited and Xu Han Limited.
** Represents 16,399,590 Class B ordinary shares held by Tonyhan Limited, a British Virgin Islands company.
*** Represents 24,850,000 Class B ordinary shares held by Xu Han Limited, a British Virgin Islands company.
Percent of class:
Tony Xu Han - 7.2%, representing 64.4% of the total outstanding voting power
Tonyhan Limited - 2.1%, representing 22.1% of the total outstanding voting power
Xu Han Limited - 3.1%, representing 33.5% of the total outstanding voting power

The percentage of class of securities beneficially owned by the reporting persons is based on a total of 771,399,682 issued and outstanding Class A ordinary shares and also takes into account Class A ordinary shares that the reporting persons have the right to acquire upon conversion of Class B ordinary shares and upon exercise of options within 60 day after December 31, 2024.

The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting persons by the voting power of all of the issuer's Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2024 (taking into account the number of shares that the reporting person had the right to acquire upon exercise of options within 60 days after December 31, 2024). Each holder of the Class A ordinary share is entitled to one vote per share and each holder of the Class B ordinary share is entitled to 40 votes per share.
Sole power to vote or to direct the vote:
Tony Xu Han - 59,402,393*
Tonyhan Limited - 16,399,590**
Xu Han Limited - 24,850,000***

*Represents (i) 16,399,590 Class B ordinary shares held by Tonyhan Limited, a British Virgin Islands company, (ii) 24,850,000 Class B ordinary shares held by Xu Han Limited, a British Virgin Islands company, and (iii) 18,152,803 Class B ordinary shares Dr. Tony Xu Han has the right to acquire upon exercise of options within 60 days after December 31, 2024. Dr. Tony Xu Han holds 51% equity interests in Tonyhan Limited through Xu Han Limited, which is in turn 100% owned by Dr. Tony Xu Han. Dr. Tony Xu Han is also the sole director of Tonyhan Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Dr. Tony Xu Han may be deemed to beneficially own all of the shares of the issuer owned by each of Tonyhan Limited and Xu Han Limited.
** Represents 16,399,590 Class B ordinary shares held by Tonyhan Limited, a British Virgin Islands company.
*** Represents 24,850,000 Class B ordinary shares held by Xu Han Limited, a British Virgin Islands company.
Shared power to vote or to direct the vote:
Tony Xu Han - 0
Tonyhan Limited - 0
Xu Han Limited - 0
Sole power to dispose or to direct the disposition:
Tony Xu Han - 59,402,393*
Tonyhan Limited - 16,399,590**
Xu Han Limited - 24,850,000***

*Represents (i) 16,399,590 Class B ordinary shares held by Tonyhan Limited, a British Virgin Islands company, (ii) 24,850,000 Class B ordinary shares held by Xu Han Limited, a British Virgin Islands company, and (iii) 18,152,803 Class B ordinary shares Dr. Tony Xu Han has the right to acquire upon exercise of options within 60 days after December 31, 2024. Dr. Tony Xu Han holds 51% equity interests in Tonyhan Limited through Xu Han Limited, which is in turn 100% owned by Dr. Tony Xu Han. Dr. Tony Xu Han is also the sole director of Tonyhan Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Dr. Tony Xu Han may be deemed to beneficially own all of the shares of the issuer owned by each of Tonyhan Limited and Xu Han Limited.
** Represents 16,399,590 Class B ordinary shares held by Tonyhan Limited, a British Virgin Islands company.
*** Represents 24,850,000 Class B ordinary shares held by Xu Han Limited, a British Virgin Islands company.
Shared power to dispose or to direct the disposition:
Tony Xu Han - 0
Tonyhan Limited - 0
Xu Han Limited - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 - Joint Filing Agreement

## Signatures
- Tony Xu Han: /s/ Tony Xu Han, Tony Xu Han (02/14/2025)
- Tonyhan Limited: /s/ Tony Xu Han, Tony Xu Han/Director (02/14/2025)
- Xu Han Limited: /s/ Tony Xu Han, Tony Xu Han/Director (02/14/2025)